COCA-COLA AMATIL
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

02 MAY -8 AM 10: 14

02028880

File Number: 82.2994

SUPPL

24 April 2002

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

dlo 5/8

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

24 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

BY FAX: 1 300 300 021

Dear Sirs

Annual General Meeting

In accordance with ASX Listing Rule 3.13.2 Coca-Cola Amatil Limited (CCA) announces that the following resolutions were passed by shareholders at its Annual General Meeting today:

1. **Resolution 1: Accounts**

   As an ordinary resolution, the accounts for the year ended 31 December 2001 and the reports of the Directors and Auditors were received and considered.

2. **Resolution 2: Election of Directors**

   As ordinary resolutions, Ms J.R. Broadbent, Mr H.A. Schimberg, Mr J.E. Chestnut, Mr T.J. Davis and Mr W.M. King were re-elected as Directors

3. **Resolution 3: Participation of Executive Directors in the Long Term Incentive Share Plan.**

   As an ordinary resolution:

   "That the Directors be permitted to:

   (a) invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan for 2002-2004 by offering him rights to acquire up to 154,500 fully paid ordinary shares in the Company; and

(b) invite Mr M.F. Ihlein to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan for 2002-2004 by offering him rights to acquire up to 52,950 fully paid ordinary shares in the Company,

in the manner set out in the Explanatory Notes to this Notice of Meeting."

4. Amendment to Rules of the CCA Executive Option Plan

As a special resolution:

"That, in accordance with Rule 12 of the Rules of the CCA Executive Option Plan (the 'Rules'), the terms and conditions of the CCA Executive Option Plan be and are hereby amended as follows:

(a) by deleting Rule 4.1 and inserting the following new Rule 4.1 in its place:

'4.1 A Participant may exercise any Option at any time between 3 years and 10 years after the date of issue of any Option that was issued before 24 April 2002 and between 3 years and 5 years after the date of issue of any Option that was issued on or after 24 April 2002. Any Option not exercised within the applicable period will lapse.';

(b) by deleting Rule 5.1 and inserting the following new Rule 5.1 in its place:

'5.1 If a Participant ceases to be employed by any company in the Group on or after reaching the age of 55 years by reason of retirement, or earlier on the grounds of Total and Permanent Disablement, the Participant may, notwithstanding Rule 4.1, exercise any Options held by the Participant at any time thereafter provided that any Option that was issued before 24 April 2002 is exercised within 10 years after the date of issue of the Option and any Option that was issued on or after 24 April 2002 is exercised before the earlier of 2 years after the date on which the Participant ceased to be employed by any company in the Group and 5 years from the date of issue of the Option. Any Options not exercised within the applicable period will lapse.';

(c) by deleting Rule 5.4 and inserting the following new Rule 5.4 in its place:

'5.4 The Board may in its discretion in any particular case or class of cases extend the time within which Options may be exercised under rules 5.1, 5.1A and 5.2, provided that no Option that was issued before 24 April 2002 may be exercised after 10 years from the date of issue of the Option and no Option that was issued on or after 24 April 2002 may be exercised after 5 years from the date of issue of the Option.'; and

(d) by deleting Rule 12 and inserting the following new Rule 12 in its place:

'12.1 The Company may at any time by written instrument or by resolution of the Board amend all or any of the provisions of these Rules (including this Rule 12.1). Notwithstanding the foregoing provision, no amendment is to reduce the rights of a Participant in respect of Options held by the Participant where those Options were held prior to the date of the amendment.

12.2 No amendment may be made except in accordance with and in the manner stipulated (if any) by the Corporations Act and the Listing Rules'."

5. Issue of Options to the Executive Directors

As an ordinary resolution:

"That Mr T.J. Davis be granted 200,000 options and Mr M.F. Ihlein be granted 100,000 options to acquire fully paid ordinary shares in the Company under the Rules of the CCA Executive Option Plan."

<u>Proxies</u>

In accordance with s251AA of the Corporations Law, all resolutions were passed on a show of hands and proxy votes were received as follows:

Resolution	For	Against	Abstain	Open
1.	385,448,603	40,075	972,945	3,578,035
2 (J. Broadbent)	386,022,083	138,670	221,932	3,656,973
2 (H. Schimberg)	385,876,915	249,231	235,793	3,677,719
2 (J. Chestnut)	385,993,215	131,218	242,506	3,672,719
2 (T. Davis)	385,987,137	169,570	211,334	3,671,617
2 (W. King)	385,899,098	148,498	231,193	3,760,869
3.	381,887,662	4,600,889	465,309	3,666,878
4.	384,532,264	5,471,537	471,509	3,654,996
5.	369,130,439	20,835,977	508,894	3,671,861

Yours faithfully

for D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA